AGREEMENT TO PURCHASE PRODUCTION PAYMENT

This AGREEMENT TO PURCHASE PRODUCTION PAYMENT (“Agreement”) is made and entered into as of the 7th day of March, 2007 (“Effective Date”) by and between LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company (“Legacy”), and IRC NEVADA INC., a Nevada corporation (“IRC”).

RECITALS:

A.

Legacy is the lessee by assignment under a certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation for certain real property situate in Nance County, Nebraska, more particularly described in Exhibit A hereto (the “Leased Premises”), a short form of which was recorded in the real property records of the Nance County Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Legacy by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139 (as amended and assigned, the “Lease”).

B.

By virtue of the Lease, Legacy has the right to enter upon the Leased Premises and mine, extract, remove and sell the sand that has been or hereafter is dredged from the Settling Basin (as defined in the Lease) and deposited on the Leased Premises.

C.

Legacy is erecting a plant to process sand from the Leased Premises on adjoining land it owns, more particularly described in Exhibit B attached hereto (“Plant Site”).

D.

Legacy intends to commence commercial extraction, processing and sale of Sand, as hereinafter defined.

E.

Legacy desires to sell and IRC desires to purchase a term overriding royalty interest under the Lease, in and to the Leased Premises and based upon the Sand extracted from the Leased Premises or otherwise processed on or shipped from the Plant Site and sold by Legacy on the terms and conditions set forth in this Agreement.

F.

The transaction by which Legacy would sell and IRC would purchase said term overriding royalty interest will be evidenced by: (i) this Agreement, (ii) the hereinafter described Conveyance, and (iii) the hereinafter described Security Documents.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, Legacy and IRC agree as follows:

1	3-6-07

1.

Definitions.

1.1

Capitalized terms used herein and not further defined shall have the meaning set forth in the Lease.

1.2

The following terms shall have the meaning set forth in this Section:

(a)

“Affiliate” shall mean any person or entity controlling, controlled by or under common control with a party hereto.

(b)

“Closing” shall mean the consummation of the transactions and actions necessary to effect the creation, purchase and collateralization of the Production Payment pursuant to this agreement as more particularly described in Section 8.

(c)

“Conveyance” shall mean the Conveyance and Assignment of Production Payment and Option to Repurchase to be delivered at Closing in the form of Exhibit C attached hereto.

(d)

“Governmental Authority” shall mean any federal, state or local government, governmental or quasi-governmental agency, district or authority having jurisdiction or authority to regulate or control the Leased Premises or any part of Legacy’s operations in connection with production and sale of Sand.

(e)

“Permit” shall mean any license, permit, certificate or other authorization by any Governmental Authority necessary for Legacy’s operation on the Leased Premises or in connection with the removal, processing or sale of Sand therefrom.

(f)

“Permitted Lien” shall mean any lien for real or personal property taxes not yet due and payable; the lien and security interest of Pure Energy Services (USA), Inc., pursuant to a Mortgage dated September 12, 2006 (the “Pure Mortgage”); and any other lien or encumbrance that is or may be superior to the rights of IRC in and to the Production Payment, but only if and to the extent that such lien is authorized by this Agreement or IRC has given its prior written consent thereto.

(g)

“Production Payment” shall mean the Initial Production Payment and Extended Production Payment, or either of them, as those terms are defined in the Conveyance.

(h)

“Sand” shall mean Sand as that term is defined in the Conveyance.

(i)

“Security Documents” are defined in Section 7.1.

2	3-6-07

2.

Purchase and Sale of Production Payment.  Upon and subject to the terms and provisions of this Agreement, at the Closing, IRC will purchase from Legacy and Legacy will sell, convey, assign and transfer the Production Payment to IRC, free and clear of all liens, claims, charges, equities or encumbrances of any kind.

3.

Purchase Price.  In exchange for the conveyance and assignment of the Production Payment to IRC, IRC agrees to pay to Legacy the sum of Twelve Million Dollars ($12,000,000) as the “Purchase Price” for the Production Payment, paid or payable as follows:

(a)

Cancellation at Closing of the promissory note of Legacy to IRC’s Affiliate, International Royalty Corporation, in the original principal amount of $2,000,000, dated February 14, 2007 (“Note”), pursuant to which IRC and its Affiliate have advanced to Legacy $2,000,000.  Upon Closing, the $2,000,000 advance under the Note shall be credited as part of the Purchase Price for the Production Payment.

(b)

$10,000,000 payable by IRC at Closing, subject to the adjustment of Section 8.3(c).

The parties agree that this Agreement is the Comprehensive Agreement referenced in the Loan Agreement between Legacy and International Royalty Corporation dated February 14, 2007, and as such, upon the Closing of this Agreement, said Loan Agreement shall terminate.  IRC represents that it is authorized to act on behalf of International Royalty Corporation in all matters related to this Agreement, the Conveyance, the Security Documents, and the Loan Agreement.

4.

Production Payment Defined.  The “Production Payment” to be conveyed by Legacy shall be as defined and described in the Conveyance.  For purposes, however, of demonstrating a potential scenario under Section 2.1 of the Conveyance, the following is offered as an example: If sales for the first year following the Effective Date of the Conveyance were 200,000 tons, sales for the second year were 500,000 tons and sales for the third year were 900,000 tons, Legacy’s production payment would be based upon the 200,000 tons in the first year, 500,000 tons in the second year (with the deficiency from the first year continuing to be carried forward) and 800,000 tons in the third year (500,000 tons for the third year plus the 300,000 tons carried forward from the first year, with the last 100,000 tons in the third year not being subject to the Production Payment).

5.

Inspection and Audit.

5.1

Records and Inspection.  IRC and its agents, duly authorized in writing, may enter upon the Leased Premises, the Plant Site or other facilities of Legacy relevant to processing of the Sand to inspect the same, during normal business hours, at such time as shall not unreasonably hinder or interrupt the operations and activities of Legacy.  Upon request of IRC, Legacy shall make available to IRC or its auditors all records of weight tickets, shipping manifests, bills of lading, sales records or other factual data pertaining to the calculation of the Production Payment.  IRC shall enter upon the Leased Premises, Plant site or other facilities at IRC’s own risk and expense and hereby indemnifies and holds Legacy harmless from any loss, damage, claim or demand by reason of injury to or the presence of IRC, IRC’s agents, representatives, licensees, guests, or any of them, on the Leased Premises, Plant Site or approaches thereto unless caused by the gross negligence of Legacy or its agents.

3	3-6-07

5.2

Reports; Sales Contracts.  At IRC’s request, Legacy shall supply IRC with true and correct copies of all Sand purchase contracts entered into by Legacy; Legacy shall supply IRC with an annual projection of sales and of Legacy’s production plans and, within fifteen (15) days after the end of each calendar quarter shall supply IRC with a good faith estimate of sales for such calendar quarter on which Production Payments will be made in order to facilitate IRC’s financial reporting.  Any estimates and projections so supplied shall not constitute a representation by Legacy that it will produce or sell the estimated or projected amounts.

5.3

Objections: Audit.  IRC shall have a period of two years after the receipt by IRC of each statement provided under the Conveyance to give Legacy notice of any objection by IRC thereto.  If IRC fails to object to a particular statement within two years after the receipt by IRC thereof then, subject only to the provisions of Section  5.4, the accuracy of such statement and the amount of any payment transmitted therewith shall be conclusive with respect to IRC.  To the extent necessary to determine the calculation of the Production Payment, IRC may audit Legacy’s relevant books and records at Legacy’s offices and during Legacy’s normal business hours. Any such audit shall be made at the sole expense of IRC if the audit determines that the amounts paid as Production Payment within the two years preceding commencement of the audit were accurate to within three percent (3%).  Any such audit shall be made at the sole expense of Legacy if the audit determines that the payment of Production Payment within the two years preceding commencement of the audit was deficient by more than three percent (3%).  In any case, the payments in question shall be adjusted to reflect the results of the audit.

5.4

Adjustments.  In addition to adjustments pursuant to Section 5.3 any adjustments to sales to a purchaser that were not taken into account in a statement to IRC which accompanied a preceding payment of the Production Payment shall be taken into account in determining the amount of the next payment of the Production Payment, but no such adjustments shall otherwise affect the conclusiveness of preceding statements or payments.

5.5

Confidentiality.  All information disclosed by Legacy to IRC or its auditors shall be deemed confidential and, except as provided below in this Section 5.5, may be used by IRC and its auditors solely for the purpose of calculating the Production Payment, and shall not be disclosed to anyone at IRC or its auditors except to those persons who have a need to know in order to calculate the Production Payment.  Notwithstanding the foregoing, IRC may disclose such information to potential lenders and financial advisors if needed to allow IRC to obtain its own financing based upon such information, provided that any such lender or financial advisor first agrees to be bound by the confidentiality provisions of this Section.   At Legacy’s request, IRC and its auditors shall execute a separate confidentiality agreement, but shall nevertheless be bound by the confidentiality provisions hereof even in the absence of such a separate confidentiality agreement.

6.

No Assumption of Liability.  IRC is not assuming, by its purchase of the Production Payment or otherwise, any liability, obligation or commitment of Legacy, whether known or unknown, actual or contingent, now-existing or hereafter arising, and expressly disclaims, in whole or in part, the assumption of all such liabilities, obligations or commitments (“Excluded Liabilities”).  The Excluded Liabilities include, but are not limited to, the following:

4	3-6-07

(a)

Any and all obligations and liabilities of Legacy relating to or arising from environmental or other conditions of any portion of the Leased Premises or from Legacy’s operations related to the Leased Premises; and

(b)

Any and all obligations and liabilities of Legacy to the lessor under the Lease, to any contractor, to any customer of Legacy or to any Governmental Authority.

7.

Security for Production Payment, and Future Financings by Legacy.

7.1

Security Documents. The Production Payment and IRC’s rights to payments thereunder, as well as any payment hereafter made by IRC to cure any default under the Lease or that is for expenses that are the obligation of Legacy under this Agreement or any Security Document, shall be secured by the following:

(a)

A Pledge and Security Agreement in the form attached hereto as Exhibit D (“Security Agreement”).

(b)

UCC-1 financing statements for filing in such offices as IRC deems necessary or desirable in order to perfect the security interest to be granted pursuant to subparagraph (a) immediately above (“Financing Statements”), which Legacy hereby authorizes IRC or its agents to file upon Closing.

The Security Agreement and Financing Statements are collectively referred to as the “Security Documents.”

7.2

Future Financings by Legacy. Legacy has advised IRC, and IRC acknowledges, that Legacy expects to seek third party financing that may be secured by the Lease, Leased Premises, Plant Site, Sand, or proceeds from any sand purchase and sale agreement. Legacy has advised IRC that unless Legacy is able to provide such security to the financing party, Legacy may be unable to obtain such financing on commercially reasonable terms, which is a result that Legacy and IRC desire to avoid. With regard to the foregoing and to Section 2 of the Security Agreement, IRC therefore will cooperate with Legacy in obtaining such financing, but without material cost or obligation to IRC.

8.

Closing.

8.1

Time and Place.  Legacy and IRC shall consummate and close the transaction contemplated herein (“Closing”) at the offices of Baker & Hostetler LLP, 303 E. 17th Ave., Suite 1100, Denver, CO 80203, as soon as possible after the Effective Date but in no event, more than two (2) days after the Effective Date.

5	3-6-07

8.2

Deliverables by Legacy.   At the Closing, and conditioned upon satisfaction of the Closing conditions of Sections 14.1 and 14.3, Legacy shall deliver to IRC, in form and substance satisfactory to IRC:

(a)

The Conveyance, , duly executed and acknowledged by Legacy;

(b)

Pledge and Security Agreement in the form of Exhibit D hereto, duly executed by Legacy;  and

(c)

Such other certificates and documents as IRC or its counsel may reasonably request.

8.3

Deliverables by IRC.  At the Closing, and conditioned upon satisfaction of the Closing conditions of Sections 14.1 and 14.2, IRC shall deliver to Legacy, in form and substance satisfactory to Legacy:

(a)

The Note marked “cancelled;”

(b)

The Guaranty of the Note by Harwest Industrial Minerals Corporation, Allan G. Provost and Kenneth A. Brunk (“Guaranty”) marked “cancelled;”

(c)

The $10,000,000 balance of the Purchase Price for the Production Payment, less IRC’s outside attorney’s fees and other costs for negotiating and closing the loan transaction evidenced by the Note and Guaranty being cancelled (which other costs shall not exceed fifty thousand dollars ($50,000)), in the form of a electronic funds transfer to such account at such location as Legacy may direct, cashier’s check or other current funds; and

(d)

Such other certificates and documents as Legacy or its counsel may reasonably request.

9

Right to Cure Lease.  Legacy covenants and agrees to comply with all terms and conditions of the Lease and to keep the Lease in good standing.  Legacy shall immediately deliver to IRC any notice of default received from the lessor under the lease and shall advise IRC of any fact or condition of which Legacy becomes aware that would create or constitute a default under the Lease or that would entitle the lessor to terminate the Lease. IRC shall have the right but not the obligation to cure any default of Legacy under the Lease, unless Legacy is proceeding to cure such default or has contested the existence of an alleged default in the manner for which the Lease provides.  Costs of any such cure shall be recoverable by IRC from Legacy and shall not be limited to proceeds of the Production Payment, but shall be included as an obligation secured by the Security Documents.

10.

Warranties and Representations of IRC.  IRC warrants and represents to Legacy for the express purpose of inducing Legacy to enter into this Agreement, and to otherwise complete all of the transactions contemplated hereby that as of the date of this Agreement, and at all times thereafter while the Production Payment is in effect, as follows:

6	3-6-07

10.1

Organization.  IRC is a duly organized validly existing corporation in good standing under the laws of the State of Nevada and has all requisite power and authority to conduct its business and to own its property, as now conducted or owned, and as contemplated by this Agreement.

10.2

Authorization.  All required corporate actions and proceedings have been duly taken so as to authorize the execution and delivery by IRC of this Agreement and all other documents or instruments to be executed and delivered hereunder.

10.3

Valid and Binding.  This Agreement constitutes the legal, valid and binding obligation of IRC enforceable in accordance with its terms, subject only to bankruptcy, insolvency and similar laws of general application affecting the rights and remedies of creditors generally and, with respect to the availability of the remedies of specific enforcement, subject to the discretion of the court before which any such proceeding therefor may be brought.

10.4

No Violations.  The consummation of the transactions contemplated by this Agreement and performance of the obligations of IRC hereunder does not constitute a violation of, nor conflict with, any law, order, regulation, contract, agreement or organizational document to which IRC is a party or by which it or its property is or may be bound.

10.5

No Litigation.  There is no litigation now pending, or to the best of IRC’s knowledge threatened, against IRC which if adversely decided could materially impair the ability of IRC to purchase, own and receive the Production Payment hereunder.

10.6

No Consents.  IRC need not give any notice to, make any filings with, or obtain any authorization, consent or approval of any person or governmental agency in order to consummate the transactions contemplated by this Agreement.

10.7

Brokers Fees.  IRC does not have any liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Legacy could become liable or obligated.

11.

Warranties and Representations of Legacy.  Legacy warrants and represents to IRC for the express purpose of inducing IRC to enter into this Agreement, and to otherwise complete all of the transactions contemplated hereby that as of the date of this Agreement, and at all times thereafter while the Production Payment is in effect:

11.1

Organization.  Legacy is a duly organized validly existing limited liability company in good standing under the laws of the State of Colorado, and is duly qualified in the State of Nebraska and has all requisite power and authority to conduct its business and to own its property, as now conducted or owned, and as contemplated by this Agreement.

11.2

Authorization.  All required limited liability company actions and proceedings have been duly taken so as to authorize the execution and delivery by Legacy of this Agreement and all other documents or instruments to be executed and delivered hereunder and to grant the Production Payment to IRC.

7	3-6-07

11.3

Valid and Binding.  This Agreement constitutes the legal, valid and binding obligations of Legacy enforceable in accordance with its terms, subject only to bankruptcy, insolvency and similar laws of general application affecting the rights and remedies of creditors generally and, with respect to the availability of the remedies of specific enforcement, subject to the discretion of the court before which any such proceeding therefor may be brought.

11.4

No Violations.  The consummation of the transactions contemplated by this Agreement and the subsequent payment of the Production Payment and performance of the obligations of Legacy hereunder does not constitute a violation of, nor conflict with, any law, order, regulation, contract, agreement or organizational document to which Legacy is a party or by which it or its property is or may be bound.

11.5

No Litigation.  There is no litigation now pending, or to the best of Legacy’s knowledge threatened, against Legacy which if adversely decided could materially impair the ability of Legacy to grant the Production Payment hereunder and to pay the same as it becomes due.

11.6

No Consents.  Legacy need not give any notice to, make any filings with, or obtain any authorization, consent or approval of any person or governmental agency in order to consummate the transactions contemplated by this Agreement and grant the Production Payment to IRC.

11.7

Brokers Fees.  Legacy does not have any liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which IRC could become liable or obligated.

11.8

No Prior Liens. The Pledged Collateral (as defined in the Security Agreement) is not subject to any prior liens or encumbrances other than the Permitted Liens.

11.9

Rights in Lease and Leased Premises.  With respect to the Lease and Leased Premises:

(a)

Legacy owns the tenant’s interest in the Lease and has a valid leasehold interest in the Leased Premises;

(b)

The Lease (i) is a valid and subsisting lease, (ii) is in full force and effect and no default (nor any event which, with notice or lapse of time or both, would constitute such a default) has occurred or is continuing under the Lease and (iii) is not subject to any defenses, offsets or counterclaims and there have been no renewals or extensions of or supplements, modifications or amendments to the Lease not previously disclosed to IRC;

(c)

Legacy is in actual possession of the Leased Premises and enjoys peaceful, undisturbed possession thereof;

(d)

Legacy is in compliance with each term, condition and provision of any obligation of Legacy which is secured by the Leased Premises;

8	3-6-07

(e)

Legacy has access to the Leased Premises from roads sufficient to allow Legacy to conduct its business at the Leased Premises and Legacy has not received notice of termination of such access;

(f)

Legacy has not received notice of any taking of the Leased Premises or any part thereof, in or by condemnation or other eminent domain proceedings pursuant to any law, general or special, or by reason of the temporary requisition of the use or occupancy of the Leased Premises or any part thereof, by any Governmental Authority, civil or military or the commencement or pendency of any action or proceeding therefor; and

(g)

There are no options or rights of first refusal to purchase or acquire all or any portion of the Leased Premises.

11.10

Condition of Leased Premises and Plant Site.  With respect to Legacy’s operations related to the Leased Premises:

(a)

There has been issued and there remains in full force and effect subject to no revocation, suspension, forfeiture or modification, each and every Permit necessary for the present use, operation and occupancy of the Leased Premises and Plant Site by Legacy and the conduct of mining, processing and sales of Sand from the Leased Premises and Plant Site and all required zoning, building code, land use, environmental and other similar Permits;

(b)

The Leased Premises and Plant Site and the present and contemplated use and occupancy thereof for Legacy’s Sand operations comply with all applicable zoning ordinances, building codes, land use laws, setback or other development and/or use requirements of Governmental Authorities;

(c)

There has not occurred any material damage to or destruction of the Leased Premises or Plant site or any portion thereof as a result of any fire or other casualty that, as of the date hereof, has not been repaired in all material respects; and

(d)

All liquid and solid waste disposal, septic and sewer systems located on the Leased Premises or Plant Site are in compliance with any and all requirements of any Governmental Authority including, without limitation, any and all orders, decrees, determinations, laws, treaties, ordinances, rules, regulations or similar statutes or case law.

12.

Legacy Covenants.   During the period from the Effective Date to the Closing, Legacy agrees that, except as contemplated or permitted by this Agreement or to the extent that IRC otherwise consents in writing:

(a)

Legacy will not, and will not agree to, sell, lease, exchange, or encumber the Leased Premises or its interest under the Lease or its interest in the Sand.

(b)

Legacy will immediately notify IRC in writing of any event that renders any representation or warranty of Legacy hereunder incorrect or inaccurate.

9	3-6-07

(c)

During the period from the date of this Agreement until the Closing, Legacy will not take any action that would, or would be reasonably likely to, result in any of the conditions in Paragraph 14 not being satisfied or that would materially impair Legacy’s ability to consummate the transactions contemplated hereby in accordance with the terms hereof or would materially delay such consummation.  Legacy shall promptly advise IRC orally and in writing of any change in, or event with respect to, the Leased Premises or Plant Site having, or that could have, a material adverse effect on Legacy’s ability to consummate the transactions contemplated hereby.

(d)

Subject to satisfaction of any requirements with respect to confidentiality, upon reasonable notice, Legacy shall afford to the officers, employees, accountants, counsel and other representatives of IRC access, during normal business hours, during the period prior to the Closing, to all of the books, contracts, commitments and records relating to the Leased Premises, Plant Site or Sand purchase agreement that are in Legacy’s possession and shall furnish to IRC all other information concerning such assets that is in Legacy’s possession as IRC reasonably requests.

13.

Covenant of IRC. During the period from the date of this Agreement until the Closing, IRC will not take any action that would, or would be reasonably likely to, result in any of the conditions in Paragraph 14 not being satisfied or that would materially impair IRC’s ability to consummate the transactions contemplated hereby in accordance with the terms hereof or would materially delay such consummation.  IRC shall promptly advise Legacy orally and in writing of any change or event that could have a material adverse effect on Legacy’s ability to consummate the transactions contemplated hereby.

14.

Closing Conditions.

14.1

Conditions to Each Party’s Obligations.  The respective obligations of the parties hereunder are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a)

No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated herein shall be in effect (each party agreeing to use all reasonable efforts to have any such order reversed or injunction lifted).

(b)

No claim, action, litigation or proceeding shall be pending or threatened against IRC or Legacy for the purpose of enjoining or preventing the consummation of the transactions contemplated hereby or otherwise claiming that this Agreement or the consummation of the transactions contemplated hereby are illegal.

14.2

Conditions to IRC’s Closing Obligation.  IRC’s obligation to close the transactions contemplated hereunder is subject to the satisfaction by Legacy, at or prior to the Closing, of the following conditions (unless waived in writing by IRC):

(a)

The representations and warranties of Legacy set forth herein are correct in all material respects as of the Closing as though they were made as of the Closing.

10	3-6-07

(b)

Legacy shall have fully performed and complied in all material respects with the covenants hereunder that are to be performed or complied with by it at or prior to the Closing.

14.3

Conditions to Legacy’s Closing Obligations.  Legacy’s obligation to close the transactions contemplated hereunder is subject to the satisfaction by IRC, at or prior to the Closing, of the following conditions (unless waived in writing by Legacy):

(a)

The representations and warranties of IRC set forth herein are correct in all material respects as of the Closing as those they were made as of the Closing.

(b)

IRC shall have fully performed and complied in all material respects with the covenants hereunder that are to be performed or complied with by it at or prior to the Closing.

15.

Termination.

15.1

Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)

by mutual written consent of Legacy and IRC;

(b)

by Legacy if any of the representations or warranties of IRC herein are inaccurate in any material respect and if such inaccuracy cannot reasonably be expected to be cured prior to the Closing;

(c)

by Legacy if any obligation, term or condition to be performed or observed by IRC hereunder has not been performed or observed in any material respect at or prior to the time specified in this Agreement;

(d)

by IRC if any of the representations or warranties of Legacy herein are inaccurate in any material respect and if such inaccuracy cannot reasonably be expected to be cured prior to the Closing;

(e)

by IRC if any obligation, term or condition to be performed or observed by  Legacy hereunder has not been performed or observed in any material respect at or prior to the time specified in this Agreement; and

(f)

by either IRC or Legacy if any of the conditions set forth in Subparagraph 14.1 have not been satisfied.

15.2

Effect of Termination.  If validly terminated pursuant to Subparagraph 15.1 and the Closing does not occur as provided in Section 8, this Agreement will become null and void and all further obligations of the parties under this Agreement will terminate and there will be no liability on the part of any party under this Agreement.  In the event of such termination the Note and Guaranty shall remain in full force and effect according to their terms.

11	3-6-07

16.

Notices.  Any demand, notice or request by either party to the other shall be in writing and hand delivered to the party intended to receive the same or mailed by registered or certified mail, return receipt requested, addressed to that party as follows:

If to IRC

IRC Nevada Inc.

c/o IRC (U.S.) Management Inc.

10 Inverness Dr. East, Suite 104

Englewood, CO 80112

Attention:  Chief Financial Officer

If to Legacy:

Legacy Resources Company LLC

c/o Harwest Industrial Minerals Corporation

1208 Quail Street

Lakewood, CO 80215

Attention:

Rodney D. Knutson

Vice President and General Counsel

or at such other address as may be set forth in a notice delivered or mailed as herein provided.

17.

Other Agreements.

17.1  Lease and Sand Purchase Agreements.  (a) Legacy represents that it has provided IRC with full copies of the Lease and with full copies of the Sand Purchase Agreements

, and (b) provide IRC with equivalent economic rights and security.

(b) Legacy will attempt to negotiate

(c) IRC acknowledges that the Sand Purchase Agreements contain confidentiality clauses.  IRC shall comply with such provisions of the Sand Purchase Agreements.

12	3-6-07

17.2

18.

Further Assurances.  The parties each covenant and agree, upon request from the other from time to time, to execute, acknowledge and deliver such further instruments or documents which the requesting party may reasonably require in furtherance of its rights under this Agreement.

19.

Assignment.  If Legacy shall sell, convey, assign, encumber or otherwise transfer any interest in the Sand (other than sales in the ordinary course of Legacy’s business), the Leased Premises or the Plant Site or any Sand sale contracts (any of which is referred to in this Section as a “Transfer”), then, as a condition to the effectiveness of such Transfer, Legacy shall make such Transfer expressly subject to the Production Payment and shall obtain the written acknowledgement of the transferee of IRC’s Production Payment and, for Transfers other than an encumbrance, shall require the transferee to expressly assume the obligation of Legacy to pay the Production Payment according to its terms.  No such Transfer shall relieve Legacy of liability for the payment of any Production Payment and performance of any of Legacy’s obligations hereunder unless IRC otherwise consents in writing.

20.

Parties Bound.  The provisions of this Agreement shall be binding upon and inure to the benefit of Legacy and IRC and their respective successors and assigns, except as otherwise prohibited by this Agreement.  This Agreement is a contract by and between Legacy and IRC for their mutual benefit, and no third person shall have any right, claim or interest against either IRC or Legacy by virtue of any provision hereof.

21.

Governing Law; Consent to Jurisdiction; Mutual Waiver of Jury Trial.

21.1

Governing Law; Severability.  This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without regard to conflict of law principles.  In the event that any provision or clause of this Agreement conflicts with applicable laws, such conflicts shall not affect other provisions of this Agreement which can be given effect without the conflicting provision, and to this end the provisions of this Agreement are declared to be severable.

21.2

Consent to Jurisdiction.  Each party consents to the jurisdiction of the state courts of Colorado and to the federal court for the District of Colorado in connection with any dispute or the pursuit of any remedy or relief in connection with this Agreement.

21.3

Waiver of Jury Trial.  Each party hereto waives any right to a trial by jury of any dispute or issue arising under or in connection with this Agreement.

22.

Title and Headings.  The titles and the headings of sections are not parts of this Agreement and shall not be deemed to affect the meaning or construction of any of its or their provisions.

13	3-6-07

23.

Counterparts.  This Agreement may be executed in several counterparts, each of which when executed and delivered is an original, but all of which together shall constitute one instrument.

24.

Time Of the Essence.  Time is of the essence of each provision of this Agreement.

25.

Entire Agreement.  This written Agreement represents the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties.  This Agreement may only be amended, terminated, extended or otherwise modified by a writing signed by the party against which enforcement is sought.  In no event shall any oral agreements, promises, actions, inactions, knowledge, course of conduct, course of dealings or the like be effective to amend, terminate, extend or otherwise modify this Agreement.  This Agreement survives the execution and delivery of the Conveyance and Security Documents and does not merge into such agreements or documents.

IN WITNESS WHEREOF this Agreement has been duly executed and delivered as of the date above first written.

LEGACY:

LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company

By:

Harwest Industrial Minerals Corporation,

its Manager

By:

________________________________

Its:

________________________________

IRC NEVADA INC.,

a Nevada corporation

By:

____________________________

Vice President

14	3-6-07

EXHIBIT A

LEASED PREMISES

The Leased Premises are situated in Nance County, Nebraska, within the lands described below.  As to such lands, the Leased Premises are bounded on the north by the Union Pacific Railroad tracks, and on the south by the Loup River.  The Leased Premises consist of two parcels more particularly depicted on the attached surveyed plat, being the parcels labeled “L.P.P.D. Sand Pile”

Township 16 North, Range 4 West, 6th P.M.

Section 5:

NW1/4NW1/4

Section 6:

N1/2N1/2

Township 17 North, Range 4 West , 6th P.M.

Section 31:

NE1/4NE1/4, S1/2NE1/4, S1/2, S1/2NW1/4

Section 32:

All

The Leased Premises are held by Legacy under and subject to that certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation, a short form of which was recorded in the real property records of the Nance County Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Debtor by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139.  (Record Owner of fee title to property:  Loup River Public Power District)

Exhibit A

State Highway No. 22
Harwest Property
Nebraska Central Railroad
Camping Area
Pond
Section 31, T17N, R4W
L.P.P.D. Sand Pile
L.P.P.D. Canal
Section 32, T17N, R4W
L.P.P.D. Sand Pile
Loup River
Section 6, T16N, R4W
Section 5, T16N, R4W
N

Nance County Nebraska

08/23/2006

EXHIBIT B

PLANT SITE

The Northwest Quarter (NW1/4) of Section 31, Township 17 North, Range 4 West of the 6th P.M., in Nance County, Nebraska, lying north of the U.P. Railroad Right-of-Way.

EXHIBIT C

CONVEYANCE AND ASSIGNMENT OF PRODUCTION PAYMENT

AND OPTION TO REPURCHASE

030607

CONVEYANCE AND ASSIGNMENT OF PRODUCTION PAYMENT

AND OPTION TO REPURCHASE

This CONVEYANCE AND ASSIGNMENT OF PRODUCTION PAYMENT AND OPTION TO REPURCHASE (“Conveyance”), dated and effective as of the 7th day of March, 2007 (“Effective Date”), is from LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company (“Legacy”), to IRC NEVADA INC., a Nevada corporation (“IRC”).

1.

Definitions.

1.1

Capitalized terms used herein and not further defined shall have the meaning set forth in the Lease.

1.2

The following terms shall have the meaning set forth in this Section:

(a)

“Affiliate” shall mean any person or entity controlling, controlled by or under common control with Legacy.

(b)

“Governmental Authority” shall mean any federal, state or local government, governmental or quasi-governmental agency, district or authority having jurisdiction or authority to regulate or control the Leased Premises or any part of Legacy’s operations in connection with production and sale of Sand.

(c)

“Lease”  means that certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation for the Leased Premises, a short form of which was recorded in the real property records of the Nance County, Nebraska, Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Legacy by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139.

(d)

“Permitted Lien” shall mean any lien for real or personal property taxes not yet due and payable; the lien and security interest of Pure Energy Services (USA), Inc., pursuant to a Mortgage dated September 12, 2006 (the “Pure Mortgage”); and any other lien or encumbrance that is or may be superior to the rights of IRC in and to the Production Payment, but only if and to the extent that such lien is authorized by the Agreement or IRC has given its prior written consent thereto.

1	030607

(e)

“Leased Premises” means the two parcels of real property situate in Nance County, Nebraska, more particularly described in Exhibit A hereto, which are the subject of the Lease.

(f)

“Plant Site” means the land owned by Legacy more particularly described in Exhibit B attached hereto, on which Legacy is erecting a plant which will process Sand from the Leased Premises and any expansion of the plant hereafter occurring.

(g)

“Production Payment” shall mean the Initial Production Payment and Extended Production Payment, or either of them, as those terms are defined in Sections 2.1 and 2.2.

(h)

“Sand” means sand that is extracted from the Leased Premises and sold, or processed, sold and shipped from the Plant Site by Legacy, whether extracted from the Leased Premises as “Sand” defined in the Lease or otherwise imported to the Plant Site.

2.

Conveyance.  For ten dollars and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Legacy hereby sells, assigns and conveys  to IRC, its successors and assigns, a non-participating, non-executory, cost-free term overriding royalty interest (“Production Payment”) on Sand:  (a) in and under the Lease and in and to the Leased Premises, carved out of Legacy’s leasehold interest under the Lease and the Sand produced and sold from the Leased Premises, or (b)  processed on the Plant Site, wherever extracted, in the following amounts and for the following periods of time, and subject to the following provisions:

2.1

Initial Production Payment.  (a) For a period commencing on the Effective Date and continuing for twelve (12) years thereafter, or such longer time as is required for Legacy to sell and pay Production Payment under this Section 2.1 on a total of six million (6,000,000) short tons of Sand (with “short tons” herein referring to two thousand (2,000) pounds), the Production Payment shall consist of a fixed payment of four dollars and seventy-five cents ($4.75) per short ton of Sand either: (i) extracted from the Leased Premises and sold (as provided in Section 5.1) by Legacy (whether or not processed in Legacy’s processing facilities at the Plant Site or elsewhere or sold without processing) or (ii) processed and sold  from Legacy’s processing facilities on the Plant Site, to be paid on the first five hundred thousand (500,000) short tons of sold annual production for an anticipated annual payment of $2,375,000 per year (“Initial Production Payment”).  If, in any year, Sand sales are less than 500,000 short tons, then the deficiency shall carry forward and IRC shall be entitled to receive, in addition to the Production Payment on the first 500,000 short tons for each succeeding year, an additional payment or payments, to the total amount of the deficiency, from future production (whether from one or more years in the future) until the cumulative Initial Production Payment received equals the Initial Production Payment due on 500,000 short tons multiplied by the number of years that have elapsed from and including the Effective Date.

2	030607

If at the end of twelve (12) years from the Effective Date Legacy has not paid the Initial Production Payment on a cumulative total of six million (6,000,000) short tons of Sand (for a total Initial Production Payment of twenty-eight million five hundred thousand dollars ($28,500,000), which is the product of 6,000,000 times $4.75), the Initial Production Payment shall continue in effect, concurrently with the Extended Production Payment described in Section 2.2, below, until Legacy has paid Initial Production Payment on six million short tons of Sand.

(b) Legacy may at any time terminate the Initial Production Payment by paying IRC an amount equal to the difference between twenty-eight million five hundred thousand dollars ($28,500,000) less the total cumulative amount of the Initial Production Payment already paid to IRC as of the time it elects to terminate the Initial Production Payment.

2.2

Extended Production Payment.  With respect to the production and sale of Sand for the period commencing at the beginning of the thirteenth (13th) year after the Effective Date and ending at the end of the fiftieth (50th) year after the Effective Date, the Production Payment (in addition to any deficiency still to be paid as Initial Production Payment pursuant to Section 2.1) shall be two percent (2.0%) on all revenues from sales of Sand (with no tonnage cap) either: (i) extracted from the Leased Premises and sold (as provided in Section 3.1) by Legacy (whether or not processed in Legacy’s processing facilities at the Plant Site or elsewhere or sold without processing) or (ii) processed and sold  from Legacy’s processing facilities on the Plant Site (“Extended Production Payment”).

TO HAVE AND TO HOLD, all and singular, the said Production Payment, together with all appurtenances, unto IRC, its successors and assigns.

2.3

Right to Repurchase Extended Production Payment.  IRC hereby grants Legacy the right, at any time after the twentieth (20th) year after the Effective Date, to repurchase the Extended Production Payment (with such right to repurchase herein referred to as the “Option”).  The price to be paid by Legacy for repurchasing the Extended Production Payment, if it exercises its Option, shall be equal to the net present value (as of the time of exercising the Option) of the future cash flow stream from the Extended Production Payment after the date of purchase, based on a ten percent (10%) discount factor and using the average of the Extended Production Amount owed and payable with respect to the three (3) year period encompassing the three full calendar years immediately preceding the calendar year in which Legacy exercises its Option as the basis for determining the cash flow stream, to and including the fiftieth (50th) year.  Legacy may exercise its Option by giving written notice to IRC.  Said notice shall detail the calculation of present value and shall specify a date, to be within thirty (30) days of said notice, on which it will tender to IRC, in immediately available funds, the amount of the repurchase price.  Upon tendering such amount, IRC shall execute an assignment of this Conveyance, and shall warrant the Extended Production Payment against anyone claiming any right, title, or interest therein arising by, through, or under IRC.

2.4

Covenant Running with Land.  The Production Payment shall be an interest in the Lease and Sand that runs with the Lease and Sand and with any assignment or transfer of Legacy’s leasehold interest in the Leased Premises or in Sand from the Plant Site.

2.5

Amendments, Extensions, Renewals of Lease.  The Production Payment burdens and extends to the Lease and any amendments, replacements, extensions, renewals or expansions thereof, or any interest or rights Legacy now owns or hereafter acquires in and to the parcels of real property that are presently subject to the Lease or the Sand within or upon such real property, and any assignment or sublease of the Leased Premises or of the Plant Site.

3	030607

2.6

Minimum.  If Legacy or any successor or assign shall hereafter operate a facility that is competitive with operations from the Leased Premises or Plant Site to supply sand to markets or purchasers who can be supplied from the Leased Premises or Plant Site, and Legacy or its successor or assign reduces processing of Sand below 500,000 short tons per year or ceases operations at the Plant Site or Leased Premises during the time the Initial Production Payment is in effect, IRC shall nevertheless be entitled to the Initial Production Payment of $2,375,000 annually, regardless of actual sales from the Plant Site or Leased Premises.

3.

Statements and Payments.

3.1

Due Date.  Each payment of the Production Payment due to IRC hereunder shall be made within thirty (30) days after the end of the calendar quarter during which the Sand on which the Production Payment is due has been sold. Sand shall be deemed sold when Legacy has shipped to the purchaser, provided such Sand is not rejected by the purchaser.  Each payment of Production Royalty shall be accompanied by an itemized statement setting forth all facts and figures necessary in order to verify the accuracy of the amount of the payment.

3.2

Measurement of Quantity. The tonnage on which Production Payment is payable shall be based upon the tonnage shipped from Legacy’s Plant Site or loading facility to its purchasers.

3.3

Exclusions from Production Payment.  The following shall not constitute a sale of Sand for purposes of calculating or paying Production Payment:

(a)

Sale or transfer by Legacy of the Lease or any interest in the Lease, but any such transferred interest shall remain subject to the Production Payment;

(b)

Shipment by Legacy from its Plant Site or loading facility to satellite distribution centers or facilities where title and right to possession have not transferred, until such Sand is sold and shipped to a purchaser;

(c)

Use of Sand by Legacy for its own purposes or operations on or adjoining the Leased Premises or Plant Site (such as but not limited to road construction or fill for plant construction); and

(d)

The taking of Sand by the lessor under the Lease.

3.4

Special Sale Cases.  The following special provisions shall apply for determining the time and amount of sales for Production Payment purposes:

(a)

For sales to a third party unrelated to Legacy at a satellite distribution center or facility, the sales shall be deemed to occur when possession of the Sand is transferred to the purchaser.

(b)

If Legacy sells Sand to an Affiliate after the Extended Production Payment becomes effective, then Production Payments related to such sales or use shall be based upon the fair market value of the Sand if sold to a third party purchaser for delivery at the Plant Site, or on the actual sale price to the Affiliate, whichever is greater.

4	030607

(c)

If Legacy uses Sand for its own purposes other than as described in Subsection 3.3(c),  the use shall be deemed a sale at the time of shipment for such use, with the deemed sales price being determined in the same manner as a sale to an Affiliate pursuant to Subsection (b) of this Section 3.4.

4.

No Assumption of Liability.  IRC is not assuming, by its acceptance of this Conveyance or of Production Payments hereunder, any liability, obligation or commitment of Legacy, whether known or unknown, actual or contingent, now-existing or hereafter arising (“Excluded Liabilities”).  The Excluded Liabilities include, but are not limited to, the following:

(a)

Any and all obligations and liabilities of Legacy relating to or arising from environmental or other conditions of any portion of the Leased Premises or from Legacy’s operations related to the Leased Premises; and

(b)

Any and all obligations and liabilities of Legacy to the lessor under the Lease, to any contractor, to any customer of Legacy or to any Governmental Authority.

5.

Security for Production Payment.  Payment of the Production Payment is secured by a Pledge and Security Agreement, of even date herewith.

6.

Right to Cure Lease.  IRC shall have the right but not the obligation to cure any default of Legacy under the Lease, unless Legacy is proceeding to cure such default or has contested the existence of an alleged default in the manner for which the Lease provides.

7.

Warranties and Representations of Legacy.  Legacy warrants and represents to IRC:

7.1

No Prior Liens.  The collateral given by Legacy under the Pledge and Security Agreement is not subject to any prior liens or encumbrances other than Permitted Liens.

7.2

Rights in Lease and Leased Premises.  With respect to the Lease and Leased Premises:

(a)

Legacy owns the tenant’s interest in the Lease and has a valid leasehold interest in the Leased Premises;

(b)

The Lease: (i) is a valid and subsisting lease, (ii) is in full force and effect and no default (nor any event which, with notice or lapse of time or both, would constitute such a default) has occurred or is continuing under the Lease, and (iii) is not subject to any defenses, offsets or counterclaims and there have been no renewals or extensions of or supplements, modifications or amendments to the Lease not previously disclosed to IRC;

5	030607

(c)

Legacy is in actual possession of the Leased Premises and enjoys peaceful, undisturbed possession thereof;

(d)

Legacy is in compliance with each term, condition and provision of any obligation of Legacy which is secured by the Leased Premises; and

(e)

Legacy has access to the Leased Premises from roads sufficient to allow Legacy to conduct its business at the Leased Premises and Legacy has not received notice of termination of such access.

8.

Assignment.  If Legacy or any successor or assign shall sell, convey, assign, encumber or otherwise transfer any interest in the Sand (other than sales in the ordinary course of Legacy’s business), the Leased Premises or the Plant Site or any Sand sale contracts (any of which is referred to in this Section as a “Transfer”), then, as a condition to the effectiveness of such Transfer, Legacy shall make such Transfer expressly subject to the Production Payment and shall obtain the written acknowledgement of the transferee of IRC’s Production Payment and, for Transfers other than an encumbrance, shall require the transferee to expressly assume the obligation of Legacy to pay the Production Payment according to its terms.  No such Transfer shall relieve Legacy of liability for the payment of the Production Payment and performance of Legacy’s obligations hereunder unless IRC otherwise consents in writing.

9.

Parties Bound.  The provisions of this Conveyance shall be binding upon the parties hereto and their successors and assigns and inure to the benefit of the parties hereto and their successors and assigns.

10.

Further Assurances.  The parties each covenant and agree, upon request from the other from time to time, to execute, acknowledge and deliver such further instruments or documents which the requesting party may reasonably require in furtherance of its rights under this Conveyance.

6	030607

IN WITNESS WHEREOF this Conveyance has been duly executed and delivered as of the date above first written.

LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company

By:

Harwest Industrial Minerals Corporation,

its Manager

By:

________________________________

Its:

________________________________

IRC NEVADA INC.,

a Nevada corporation

By:

____________________________

Vice President

7	030607

State of Colorado

)

) ss.

County of ________________)

The foregoing instrument was acknowledged before me this ___ day of March, 2007 by _________________________ as ___________________ of Harwest Industrial Minerals Corporation, a Colorado corporation, the Manager and on behalf of Legacy Resources Company LLC, a Colorado limited liability company.

Witness my hand and official seal.

My commission expires:  _________________

_______________________________

[SEAL]

Notary Public

State of Colorado

)

) ss.

County of ________________)

The foregoing instrument was acknowledged before me this ___ day of March, 2007 by _________________________ as Vice President of IRC Nevada, Inc., a Nevada corporation.

Witness my hand and official seal.

My commission expires:  _________________

_______________________________

[SEAL]

Notary Public

8	030607

EXHIBIT A

LEASED PREMISES

The Leased Premises are situated in Nance County, Nebraska, within the lands described below.  As to such lands, the Leased Premises are bounded on the north by the Union Pacific Railroad tracks, and on the south by the Loup River.  The Leased Premises consist of two parcels more particularly depicted on the attached surveyed plat, being the parcels labeled “L.P.P.D. Sand Pile”

Township 16 North, Range 4 West, 6th P.M.

Section 5:

NW1/4NW1/4

Section 6:

N1/2N1/2

Township 17 North, Range 4 West , 6th P.M.

Section 31:

NE1/4NE1/4, S1/2NE1/4, S1/2, S1/2NW1/4

Section 32:

All

The Leased Premises are held by Legacy under and subject to that certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation, a short form of which was recorded in the real property records of the Nance County Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Debtor by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139.  (Record Owner of fee title to property:  Loup River Public Power District)

EXHIBIT B

PLANT SITE

The Northwest Quarter (NW1/4) of Section 31, Township 17 North, Range 4 West of the 6th P.M., in Nance County, Nebraska, lying north of the U.P. Railroad Right-of-Way.

EXHIBIT D

PLEDGE AND SECURITY AGREEMENT

PLEDGE AND SECURITY AGREEMENT

THIS PLEDGE AND SECURITY AGREEMENT (“Security Agreement”) is entered into this 7th day of March, 2007, by and between LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company (“Legacy”) and IRC NEVADA INC., a Nevada corporation (“Secured Party”).

RECITALS:

A.

Legacy is the lessee under that certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation for certain real property situate in Nance County, Nebraska, a short form of which was recorded in the real property records of the Nance County Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Legacy by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139 (as amended and assigned, the “Lease”).

B.

The Lease grants Legacy the right to enter upon the premises that are subject to the Lease, as more particularly described in Exhibit A hereto (“Leased Premises”) and extract,  process, remove and sell sand that has been deposited on the Leased Premises.

C.

Legacy is erecting a processing facility to process sand from the Leased Premises or otherwise imported to the facility on real property owned by Legacy more particularly described in Exhibit B hereto (“Plant Site”).

D.

Legacy and Secured Party have entered into that certain Agreement to Purchase Production Payment dated March   , 2007 (“Agreement”), pursuant to which Secured Party has purchased from Legacy a Production Payment (as “Production Payment” is defined in the Conveyance and Assignment of Production Payment and Option to Repurchase of even date herewith between the parties (“Conveyance”)) in Sand (as also defined in the Conveyance).

E.

Legacy has agreed to enter into this Security Agreement and to grant to Secured Party a security interest in the Collateral (as hereinafter defined) to secure payment of the Production Payment.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated into the operative provisions of this Security Agreement by this reference, and other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties agree as follows:

1.

Definitions.  All undefined terms contained in this Security Agreement, unless the context indicates otherwise, have the meanings provided for in the Agreement or Conveyance, as applicable, and, if not defined herein or in the Agreement or Conveyance, by the Uniform Commercial Code, as in effect from time to time, of the State of Colorado (the “UCC”), to the extent the same are used or defined therein.

1	3-6-07

Legacy shall be deemed the “debtor” hereunder within the meaning of the UCC.

2.

Pledge, Priority, and Subordination.  (a) As collateral security for the prompt and complete payment, performance and observance of Legacy’s obligation to pay the Production Payment and its other obligations pursuant to the Agreement, such as but not limited to reimbursing Secured Party for curing any default under the Lease (collectively, the “Obligations”), Legacy hereby assigns, transfers and pledges to the Secured Party, and grants to the Secured Party, a first priority security interest in all of Legacy’s right, title and interest in and to:

(i)

All Sand on, in or under the Leased Premises which, pursuant to the Lease and any amendments, replacement, extensions, renewals or expansions thereof, may be extracted from the earth (or accounts resulting from the sale of Sand at the minehead, of any mines located on the Leased Premises).

(ii)

All Sand inventory now or hereafter located at the Leased Premises, the Plant Site or elsewhere, whether before or after processing, to the extent the same has been severed from the Leased Premises or imported from any other source to the Plant Site;

(iii)

All Sand purchase contracts, other general intangibles now existing or hereafter entered into relating to sale of Sand by Legacy or any successor or assign as to the Leased Premises, the Sand or the Plant Site, and all reserves, deferred payments, deposits, refunds and claims of every kind, nature or character relating thereto (“Contracts”); and

(iv)

All cash proceeds and non-cash proceeds from or related to sale of Sand (“Proceeds”).

Items (i)-(iv) are collectively referred to as the “Pledged Collateral.”

(b) In the event Legacy at any time and from time to time hereafter seeks financing that is secured by Legacy’s interest in the Lease, Leased Premises, Plant Site, Sand, or any proceeds from any sand purchase and sale agreement, Legacy shall not encumber any of its interest in any of such assets (regardless of whether such encumbrance is by way of mortgage, deed of trust, security interest, pledge, or otherwise) (collectively, “encumbrance” or “encumber”) unless: (i) any and every such encumbrance expressly recognizes and is subject to the Conveyance and the rights granted by this Security Agreement, and (ii) the secured party under the encumbrance (“financing party”) (regardless of whether the financing party is categorized as mortgagee, beneficiary, grantee, secured party, or otherwise) agrees in writing, reasonably satisfactory to Secured Party, that in the event of a foreclosure of its encumbrance, it will honor Secured Party’s Production Payment and its rights under the Conveyance and this Security Agreement and subordinate its interest under the encumbrance to the Production Payment and this Security Agreement.

2	3-6-07

(c) Notwithstanding subsection (b) or anything else in this Security Agreement to the contrary, in the event Legacy at any time and from time to time hereafter seeks financing that is secured by Legacy’s interest in the Pledged Collateral, IRC agrees to subordinate its security interest in the Pledged Collateral  to any security interest in the Pledged Collateral that is to be granted to a financing party that provides such financing, provided IRC’s rights in and to the Production Payment are not adversely affected and provided that Legacy obtains the financing party’s written acknowledgement that IRC’s rights to the Production Payment shall in all respects be preserved as senior to the rights of the financing party.

(d)

So long as no Event of Default has occurred and is continuing, Legacy shall have possession of the Pledged Collateral and may use and dispose of the same in any lawful manner.

3.

Legacy Contractual Obligations.  Anything herein to the contrary notwithstanding: (a) Legacy shall remain liable under the Agreement to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Security Agreement had not been executed, (b) the exercise by Secured Party of any of the rights hereunder shall not release Legacy from any of its duties or obligations under the Agreement, and (c) Secured Party shall not have any obligation or liability under the Lease or under any Sand sale and purchase agreements by reason of this Security Agreement, nor shall Secured Party be obligated to perform any of the obligations or duties of Legacy.

4.

Financing Statements.  At the request of Secured Party, Legacy will promptly execute financing statements, continuation statements, assignments, certificates and other documents with respect to the Pledged Collateral pursuant to the UCC and otherwise as may be necessary to enable Secured Party to perfect or from time to time renew the security interests granted hereby.  Legacy grants Secured Party the right, at Secured Party’s option, to file any or all such financing statements, continuation statements and other documents pursuant to the UCC and otherwise, without Legacy’s signature, and irrevocably appoints Secured Party as Legacy’s attorney in fact to execute any such statements and documents in Legacy’s name and to perform all other acts that Secured Party deems appropriate to perfect and continue the Security Interests conferred by this Security Agreement.

5.

Sales and other Contracts. At Secured Party’s request, Legacy shall supply IRC with true and correct copies of all Sand purchase contracts entered into by Legacy.  Except as to purchasers of Sand sold by Legacy in the ordinary course of Legacy’s business, if Legacy is in default, Secured Party shall have the right to communicate with any purchaser of Sand or any party who may hereafter acquire an interest in the Leased Premises or Plant Site or have a lien on or security interest in the Pledged Collateral, but only as to matters relevant to the security interest granted by this Security Agreement or to Secured Party auditing the amount of the Production Payment to which it is entitled.

6.

Representations and Warranties of Legacy.  Legacy hereby represents and warrants as follows:

6.1

Organization/Authority.  Legacy is a limited liability company, duly formed and validly existing under the laws of the State of Colorado.

6.2

Financing Statements.  Except as to the Permitted Liens, no financing statement (other than any which may have been filed on behalf of Secured Party) relating to any of the Pledged Collateral is on file in any public office.

3	3-6-07

6.3

Non-Subordination.  Except as to the Permitted Liens, the rights of Secured Party under this Security Agreement are not subordinated in any way to any other obligation of Legacy or to the rights of any other person.

6.4

Required Consents.  No consent of any person and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing (other than the filing of financing statements under the UCC in order to perfect a security interest in any portion of the Pledged Collateral) or declaration with any governmental instrumentality is required in connection with: (a) the execution, delivery or performance by or enforceability or validity of this Security Agreement, or (b) the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest).

6.5

Signing Authority.  Harwest Industrial Minerals Corporation is fully authorized as a member and manager of Legacy to execute this Security Agreement on behalf of Legacy and to bind Legacy to its obligations hereunder.

7.

Notice of Default.  Legacy shall provide to Secured Party written notice of any Event of Default under any Sand purchase and sale agreement as to which the sales proceeds constitute Pledged Collateral, however occasioned, in each case immediately upon such occurrence.

8.

Modification of Agreements.  Legacy will not, without the prior written consent of Secured Party, (a) modify, amend or alter in any respect (including, without limitation, by waiver of obligations) the terms and conditions of the Lease or any Sand purchase and sale agreement as to which the sales proceeds constitute Pledged Collateral except for modifications in the ordinary course of Legacy’s business, or (b) execute any document or instrument or take any other action of any kind that may, in the reasonable judgment of Secured Party, materially impair the value of the Pledged Collateral.

9.

Event of Default.  The occurrence of any one or more of the following shall constitute an “Event of Default” under this Security Agreement:

9.1

Legacy shall fail to pay the Production Payment when due and such failure shall be continuing for thirty (30) days;

9.2

Legacy shall fail to perform, observe or comply with any covenant contained in this Security Agreement, or any representation, or warranty set forth in this Security Agreement shall fail to be true, and such failure shall be continuing for thirty (30) days;

9.3

Any Event of Default under the Agreement, the Conveyance or any instrument executed as security for the Production Payment shall occur and be continuing past any cure period which is not waived in writing.

10.

Remedies.

4	3-6-07

10.1

Upon the occurrence and for so long as an Event of Default is continuing, Secured Party may exercise in respect of any of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the UCC in effect in the State of Colorado at that time (whether or not applicable to the affected Pledged Collateral).

10.2

The remedies provided herein in favor of Secured Party shall not be deemed exclusive, but shall be cumulative, and shall be in addition to all other remedies in favor of Secured Party existing at law or in equity.

11.

Rights and Remedies Not Waived.  Secured Party’s prior recourse to any Pledged Collateral shall not constitute a condition of any demand, suit or proceeding for payment or collection of the Obligations.  No act, omission or delay by Secured Party shall constitute a waiver of its rights and remedies hereunder or otherwise.  No single or partial waiver by Secured Party of any default hereunder or right or remedy which it may have shall operate as a waiver of any other default, right or remedy or of the same default, right or remedy on a future occasion.

12.

Notices.  All notices, demands and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally or if mailed by certified mail, return receipt requested, postage prepaid, or if sent by overnight courier, or sent by written telecommunication, as follows:

If to Secured Party, to:

IRC Nevada Inc.

c/o IRC (U.S.) Management Inc.

10 Inverness Drive East, Suite 104

Englewood, CO 80112

If to Legacy, to:

Legacy Resources Company LLC

c/o Harwest Industrial Minerals Corporation

1208 Quail Street

Lakewood, CO 80215

Attention:

Rodney D. Knutson

Vice President and General Counsel

Any such notice shall be effective (a) if delivered personally, when received, (b) if sent by overnight courier, when receipted for, (c) if mailed, five (5) days after being mailed as described above, and (d) if sent by written telecommunication or electronic correspondence, when confirmation of such notice is received by sender.

13.

Amendments in Writing; Subject to Agreement.

13.1

Waivers and Amendments. None of the terms or provisions of this Security Agreement may be waived, amended, supplemented or otherwise without the prior written consent of Legacy and Secured Party.

5	3-6-07

13.2

Subject to Agreement.  This Security Agreement is subject to the terms of the Agreement.

14.

Continuing Security Interest; Assignments.  This Security Agreement shall create a continuing security interest in the Pledged Collateral and shall (a) remain in full force and effect until the Initial Production Payment expires or is terminated by its terms (“Termination Event”), (b) be binding upon and inure to the benefit of, and be enforceable against, Legacy and its successors and assigns, and (c) be binding upon and inure to the benefit of, and be enforceable by, Secured Party and its successors, transferees and assigns.  Upon the occurrence of the Termination Event, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to Legacy.  Upon any such termination, Secured Party will execute and deliver to Legacy such documents as Legacy shall reasonably request to evidence such termination and will assign, transfer and deliver to Legacy, without recourse and without representation or warranty, such of the Pledged Collateral as may then be in possession of Secured Party.

15.

Binding Effect.  This Security Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their successors and assigns.

16.

Counterparts.  This Security Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.

Governing Law.  The validity and construction of this Security Agreement shall be governed and construed and enforced in accordance with the internal laws (and not the choice-of-law rules) of the State of Colorado.

19.

Further Assurances.  The parties each covenant and agree, upon request from the other from time to time, to execute, acknowledge and deliver such further instruments or documents which the requesting party may reasonably require in furtherance of its rights under this Security Agreement.

19.

WAIVER OF JURY TRIAL.  Legacy hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this security agreement and for any counterclaim therein.

6	3-6-07

IN WITNESS WHEREOF, and intending to be legally bound hereby, Legacy has duly executed or caused this Security Agreement to be duly executed as of the date first above set forth.

LEGACY:

LEGACY RESOURCES COMPANY LLC, a Colorado limited liability company

By:

Harwest Industrial Minerals Corporation,

its Manager

By:

________________________________

Its:

________________________________

AGREED TO AND ACCEPTED BY:

SECURED PARTY:

IRC NEVADA INC.

By:

____________________________

Name:

______________________

Title:

______________________

7	3-6-07

EXHIBIT A

LEASED PREMISES

The Leased Premises are situated in Nance County, Nebraska, within the lands described below.  As to such lands, the Leased Premises are bounded on the north by the Union Pacific Railroad tracks, and on the south by the Loup River.  The Leased Premises consist of two parcels more particularly depicted on the attached surveyed plat, being the parcels labeled “L.P.P.D. Sand Pile”

Township 16 North, Range 4 West, 6th P.M.

Section 5:

NW1/4NW1/4

Section 6:

N1/2N1/2

Township 17 North, Range 4 West , 6th P.M.

Section 31:

NE1/4NE1/4, S1/2NE1/4, S1/2, S1/2NW1/4

Section 32:

All

The Leased Premises are held by Legacy under and subject to that certain Commercial Lease (Headworks Project) dated April 26, 2006 between Loup River Public Power District and Harwest Industrial Minerals Corporation, a short form of which was recorded in the real property records of the Nance County Clerk on April 26, 2006, in Book 39 Misc., at Pages 31-33; as amended by that certain Amendment and Ratification of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 133-135; and as assigned to Debtor by that certain Assignment of Commercial Lease (Headworks Project), which was recorded on October 3, 2006, in Book 39 Misc., at Pages 136-139.  (Record Owner of fee title to property:  Loup River Public Power District).

EXHIBIT B

PLANT SITE

The Northwest Quarter (NW1/4) of Section 31, Township 17 North, Range 4 West of the 6th P.M., in Nance County, Nebraska, lying north of the U.P. Railroad Right-of-Way.